November 20, 2015

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:    American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 9, 2015
File No. 001-31911

Dear Mr. Rosenberg:

I received your comment letter dated November 13, 2015 requesting a response within 10 business days. Due to the start of the holiday season and our staff's time away we have determined that we will need some additional time beyond 10 business days to appropriately respond to all of your comments. We will submit our response on or prior to December 7, 2015, which would be within 15 business days.

Sincerely,

/s/ Ted M. Johnson
Ted M. Johnson
Chief Financial Officer and Treasurer